EXHIBIT (i)

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

	Years ended December 31

	2003	2002	2001 (2)	2000 (2)	1999 (2)

Income from continuing operations before income taxes	$721,091	$619,445	$766,384	$802,848	$823,942
Add:
Interest expense	167,649	185,352	193,076	200,957	175,699
Portion of rents representative of the interest factor	45,978	43,032	36,032	34,512	33,042
Amortization of capitalized interest	1,473	1,348	973	973	973
Minority interest in the income of subsidiary with fixed charges	3,924	5,415	9,995	14,237	12,033

Income as adjusted	$940,115	$854,592	$1,006,460	$1,053,527	$1,045,689

Fixed charges:
Interest expense	$167,649	$185,352	$193,076	$200,957	$175,699
Capitalized interest	-	-	-	2,383	1,316
Portions of rents representative of the interest factor	45,978	43,032	36,032	34,512	33,042
Minority interest, excluding taxes, in the income of subsidiary with fixed charges	5,718	7,663	14,893	20,298	17,610

Total fixed charges	$219,345	$236,047	$244,001	$258,150	$227,667

Ratio of earnings to fixed charges	4.29	3.62	4.12	4.08	4.59

(1)

The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges.  Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2)

Amounts reclassified to reflect Office Systems, CPLC and AMIC as discontinued operations. Interest expense and the portion of rents representative of the interest factor of these discontinued operations have been excluded from fixed charges in the computation.

Including these amounts in fixed charges, the ratio of earnings to fixed charges would be 3.98, 3.95 and 4.37 for the years ended December 31, 2001, 2000 and 1999, respectively.

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